August 14, 2024

VIA EDGAR TRANSMISSION

Mr. Kenneth Ellington Staff Accountant Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Modern Capital Funds Trust File No. 811- 23582

Dear Mr. Ellington:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the filing by the Modern Capital Funds Trust (the “Registrant”) and its series Modern Capital Tactical Income Fund (the “Fund”) of the Registrant’s Form N-SCR, which includes its annual report for the fiscal year ended March 31, 2024 (the "Annual Report"), and certain other filings, as provided verbally in a phone conversation on June 27, 2024 to Bibb Strench. The Staff’s comments and our responses are discussed below.

Comment 1:	Form N-CSR. The Management’s Discussion of Fund Performance set forth in the Annual Report does not contain the statement required to accompany the graph and table stating that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Please confirm that the Fund will comply with the disclosure requirements of Item 27(b)(7)(ii)(B) of Form N-1A going forward.

Response:	In compliance with Item 27(b)(7)(ii)(B) of Form N-1A, the Registrant represents that all future annual report filings (and any semi-annual report filings) will include in the Management’s Discussion of Fund Performance section containing the performance graph and table a statement accompanying such graph and table that the performance representations do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

Comment 2:	Form N-CSR/N-1A. The staff noted disclosure of significant ownership in the Fund per review of the Fund’s financial statements. Please explain how large shareholder/shareholder concentration risks is addressed in the Fund’s summary and statutory prospectus.

Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727	bs

Mr. Kenneth Ellington

August 14, 2024

Response:	The Annual Report notes that as of March 31, 2024, RBC Capital Markets, LLC held shares equaling 66% of the net asset value of the outstanding shares of the Fund. While this amount is a significant ownership stake, RBC Capital Markets, LLC is a broker-dealer that holds such shares for numerous beneficial owners. Since RBC Capital Markets, LLC to the best of our knowledge does not have investment discretion over such accounts, there is little risk that the beneficial owners would collectively make redemption requests at the same time. Therefore, the Fund has not, and likely will not, address concentration risk in its summary and statutory prospectuses.

Comment 3:	Form N-CSR. Please include the disclosure responses to Item 4(i) and 4(j) of Form N-CSR in all future Form N-CSR filings, even if those items are not applicable to the Registrant.

Response:	The Registrant represents that in all future filings of its Form N-CSRs and Form N-CSRSs that it will include Items 4(i) and 4(j) in such forms as well as responses to such items, even if such items are not applicable to the Registrant.

Comment 4:	Website. The link to the Registrant’s Annual Report under the “Mutual Fund” tab on the Modern Capital Asset Management website as of the date these comments were provided appeared to have linked to the March 31, 2023 Annual Report. Please confirm that the website has the most up-to-date information available to shareholders.

Response:	The link referenced in the comment has been updated so that in now links to the March 31, 2024 Annual Report.

Mr. Kenneth Ellington

August 14, 2024

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If you have any additional comments or questions, please contact the undersigned at (202) 973-2727.

Sincerely,

/s/ Bibb Strench
Bibb Strench

cc:	Bradley Atkins
President